AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

HighTide Energy Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the corporation is HighTide Energy Inc. (File Number: 3069617) (the "Corporation"). The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 6, 2024.

2. This Amended and Restated Certificate of Incorporation, which restates, integrates, and further amends the certificate of incorporation of the Corporation, has been duly adopted by the Corporation in accordance with Sections 245 and 241 the General Corporation Law of the State of Delaware and has been duly adopted by the majority vote of the directors of the Corporation.

3. The text of the Corporation's existing Certificate of Incorporation is hereby restated, and amended, in its entirety, to read as set forth on Exhibit A attached hereto.

4. This Amended and Restated Certificate of Incorporation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned on this March 25, 2024.

HighTide Energy Inc.
a Delaware corporation

By: _Andrew MacFarlane_____
DocuSigned by:
1F2A12F202864C2...
Andrew MacFarlane, CEO

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HIGHTIDE ENERGY, INC.

1. The name of this Corporation is HighTide Energy Inc.

2. The address of the Corporation's registered office in the State of Delaware is to be located at 651 N. Broad Street, Middletown, County of Newcastle, Delaware 19709. The registered agent in charge thereof is United States Corporation Agents, Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The Corporation is authorized to issue Common Stock.

   The total number of shares this Corporation shall have authority to issue is 5,000,000 with a par value of $0.001 per share.

5. Certain shareholders of Common Stock in the Corporation may be granted preemptive rights upon approval of the board of directors. The Corporation does not elect to have preemptive rights for any class of stock other than Common Stock.

   To the extent that any holder of Common Stock is granted preemptive rights, the terms and conditions of any such preemptive right shall be prescribed by an approval of the board of directors and shall be memorialized in written contract(s), including without limitation a certain Stockholders Agreement (as amended, restated, supplemented, or otherwise modified from time to time), mutually executed by the applicable shareholder and the authorized officer of the Corporation.

6. The Corporation is to have perpetual existence.

7. The number of Directors which constitutes the whole Board of Directors of the Corporation and the manner of their election shall be designated in the Bylaws of the Corporation.

8. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend, or repeal the Bylaws of the Corporation.

9.

   (a) To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director; provided, however, that this provision shall not eliminate or limit the liability of a Director: (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit.

(b)   The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that that person is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

(c)   Neither any amendment nor repeal of this Article 9, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Article 9, shall eliminate or reduce the effect of this Article 9 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article 9, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

10. The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.